22 May 2013

ISSUED ON BEHALF OF REED ELSEVIER PLC AND REED ELSEVIER NV

Transactions in own shares

Reed Elsevier PLC announces that today, it purchased (through J.P. Morgan Securities plc) 215,000 Reed Elsevier PLC ordinary shares at a price of 771.4346p per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier PLC holds 75,114,214 ordinary shares in treasury, and has 1,188,632,990 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier PLC has purchased 17,629,300 shares.

Reed Elsevier NV announces that today, it purchased (through J.P. Morgan Securities plc) 130,000 Reed Elsevier NV ordinary shares at a price of €13.0515 per share. The purchased shares will be held as treasury shares. Following the above purchase, Reed Elsevier NV holds 46,800,406 ordinary shares in treasury, and has 683,440,547 ordinary shares in issue (excluding treasury shares). Since 2 January 2013 Reed Elsevier NV has purchased 10,187,319 shares.